Gruma, S.A.B. de C. V.

February 9, 2010

Mr. Mark C. Shannon

Accounting Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:                               Gruma, S.A.B. de C.V. (“Gruma”)
Form 20-F for the Fiscal Year Ended December 31, 2008

File No. 001-14852

Dear Mr. Shannon:

Set forth below is Gruma’s response to your letter dated December 28, 2009 relating to Gruma’s Form 20-F for the year ended December 31, 2008 (the “Form 20-F”).  To assist in the Staff’s review of the responses, each response is preceded with the text (in bold type) of the comment as stated in your letter. Gruma believes that it has replied to your comments in full. As requested, this letter is being filed on EDGAR as correspondence and a copy is being faxed to your attention.

Capitalized terms used in the responses set forth below and not otherwise defined herein have the meanings set forth in the Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2008

Risk Factors, page 12

Risks Related to Our Controlling Shareholders and Capital Structure, page 22

We are a Holding Company and Depend Upon Dividends and Other Funds From Subsidiaries to Service Our Debt, page 24

1.                                      Based on your disclosure that you “are a holding company with no significant assets other than the shares of [y]our subsidiaries,” please tell us what consideration you have given to presenting condensed financial information contemplated by Rule 5-04(c) of Regulation S-X.

The Company notes the Staff’s comment and has considered the disclosures specified by Schedule I, Rule 12-04 of Regulation S-X.  The Company has concluded that it is not required to submit Schedule I condensed financial information as required by Rule 5-04(c) of Regulation S-X, which states:

“The schedule prescribed by Rule 12-04 shall be filed when the restricted net assets (Rule 4-08(e)(3)) of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year.”

As of December 31, 2008, there were no significant restricted net assets of the consolidated subsidiaries of the Company, as defined by Rule 4-08(e)(3) of Regulation S-X.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 45

Goodwill and Other Intangible Assets, page 48

2.                                      We note from your disclosure that a “reporting unit is constituted by a group of one more cash generating units.”  Please tell us whether this policy differs from the determination of a reporting unit for U.S. GAAP purpose in accordance with paragraph 30 of FAS 142, which defines a reporting unit a “an operating segment or one level below an operating segment (referred to as a component).”

The term “cash generating unit” is defined under Mexican Financial Reporting Standards (“Mexican FRS”) as “the minimum identifiable group of net assets, that as a whole, generates cash flows that are independent from the cash flows derived from other assets or group of assets; the cash generating unit may be an associate, a subsidiary, a line of production, a division, a segment, etc.”

FAS No. 142 prescribes an impairment review at the reporting unit level, defined as an operating segment or one level below an operating segment (component). FAS No. 131, Disclosures About Segments of an Enterprise and Related Information, defines an operating segment as a component of a business that earns revenue and incurs expenses, whose operating results are regularly reviewed by the chief operating decision maker to assess performance and allocate resources, and for which discrete financial information is available.

As a result of the Company’s organizational structure, the group of one or more cash generating units that management uses as the unit of measure for impairment testing purposes under Mexican FRS is an operating segment or a component of a segment that is a business with separate financial information that management regularly reviews, which qualifies as the unit of measure for impairment testing purposes under U.S. GAAP.  Accordingly, the Company’s policy under Mexican FRS for the identification or determination of a cash generating unit for impairment review does not differ from the determination of a reporting unit for U.S. GAAP purpose in accordance with FAS No. 142.

Note 2. Significant Accounting Polices, page F-10

H) Inventories and Cost of Sales, page F-13

3.                                      Based on your disclosures under this heading, it appears you changed your policy for measuring inventories from the last purchase price or the last production cost for the year to the average cost method and that you also changed your policy for recording cost of sales.  Please tell us whether these changes affected your accounting policies under U.S. GAAP.  If they have affected your accounting policies under U.S. GAAP, please tell us how you considered whether these changes represent a change in accounting policy for U.S. GAAP purposes, as described in paragraph 2.c of FAS 154.

For both Mexican FRS and U.S. GAAP purposes, through December 31, 2007, inventories were expressed initially at their historical costs determined under the average cost method, then restated at their estimated replacement cost, and finally adjusted to the lower of estimated replacement cost or market value in accordance to Bulletin B-10, Recognition of inflation effects in the financial information, in effect at such date.  The valuation at replacement cost, which was determined based on the price of the last purchase or the last production cost at the end of each period was required pursuant to B-10.  For U.S. GAAP purposes, the restated value of inventory was not reversed since B-10 represented a comprehensive measure of the effects of price-level changes in the Mexican economy and, as such, it was considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes.

Starting January 1, 2008 a revised standard Bulletin B-10, Inflation effects, became effective. This new standard established, principally, that those companies that operate in non-inflationary environments, determined when the accumulated inflation is less than 26% in the last three years, are not required to recognize the effects of inflation in their financial statements. According to this new standard, starting January 1, 2008, the Company ceased the valuation of inventories and cost of sales at their estimated replacement costs, for those countries with non-inflationary environment, and expressed the inventories and its cost of sales under the historical average cost method, with a carrryover effect in 2008 of the December 31, 2008 restated values (replacement costs) of the 2007 final inventories sold during the year.

The adoption of the revised B-10 is applied prospectively as prior period information continues to reflect the effects of inflation.  Therefore, the change in the valuation of inventories, for both U.S. GAAP and Mexican FRS purposes in 2008 is only related to the elimination of inflation accounting and which was done prospectively, consistent with all financial information, which was subject to inflation accounting adjustments through December 31, 2008.

L) Impairment of Long-Lived Assets, page F-15

4.                                       We note from your disclosure that the “recoverable value of assets held for use is determined using the higher of the estimated discounted net cash flows expected to be generated by the assets or the market price; when appropriate, an impairment loss is recognized to the extend that the net book value exceeds the estimated recoverable value of the assets.”  Based on this description, please tell us whether this policy differs from the recognition measurement of an impairment loss for U.S. GAAP purposes, in accordance with paragraph 7 of FAS 144, which indicates that an “impairment loss shall be measures as the amount by which the carrying amount of long-lived asset (asset group) exceeds its fair value.”

The Company does not believe that its policy for the determination of recoverable value in connection with the measurement of impairment losses differs from the recognition of fair value measurement in connection with the determination of an impairment loss for U.S. GAAP purposes in accordance with paragraph 7 of FAS No. 144. The best evidence of the fair value of long-lived assets that are subject to impairment tests is their sale prices in active markets for such assets.  In many cases, market prices are not available for these type of assets, and the estimated fair value is based on the best information that is available, including the prices of similar assets and the result from other valuation techniques, including present value techniques. The present value technique is the best method that is available to estimate the fair value of a long-lived asset.

Under Mexican FRS, the result derived from the use of the present value technique using discounted cash flows that are generated from the long-lived asset is denominated “value in use.”  The higher of the value in use and the net sale price for a long-lived asset that is subject to impairment is referred to as its “recoverable value”. When the net book value of the long-lived asset exceeds its “recoverable value”, an impairment loss is recognized for the amount of such difference.

Accordingly, the policy used by the Company under Mexican FRS for the recognition and measurement of an impairment loss for long-lived assets does not differ from the U.S. GAAP requirements, since the determination of the “recoverable value” used for Mexican FRS is not materially different from how fair value is determined pursuant to FAS No. 144, which was applicable as of December 31, 2008.

Note 10. Labor Obligations, page F-24

A) Retirements Benefits and Compensation upon Termination of Employment (Severance Compensation), page 24

5.                                      We note your disclosure on page F-26 that “In Central America, the Labor Laws of Costa Rica, Nicaragua, El Salvador, Honduras and Guatemala establish that the accumulated payments to which workers may be entitled, based on the years of service, must be paid in the case of death, retirement or dismissal.  The Company records a liability of 9% over salaries paid, which amounted to Ps. 7,300 and Ps. 21,592 as of December 31, 2007 and 2008, respectively.”  Based on your disclosure that these workers are entitled to severance based on years of service, please support your basis for recording a liability that equates to 9% over salaries paid for both Mexican FRS and U.S. GAAP.

According to the labor laws of Costa Rica, employers are required to establish payments to which employees may be entitled in the case of death, retirement or dismissal. This benefit is determined according to the years of service and corresponds to one month (30 days) of salary per year worked.

These payments are to be provided for as follows:

a) 10 days of salary are transferred to an administrator/fiduciary of the employee pension fund (an independent third party).  Employers are released from their liability in respect of the amount of such payment upon transfer to the pension fund.

b) With respect to the remaining 20 days of salary, employers have an option to continue accruing their liability to employees in respect of such amounts or to transfer the corresponding amounts to a workers’ association (independent third party). If an employer elects to transfer amounts in respect of the obligation for the remaining 20 days of salary to a workers’ association, the employer is released for its liability in respect of such payment.

The Company elects to recognize the entire amount of its obligation to employees and pays the entire amount monthly to the pension fund and the workers’ association, respectively. This is treated similar to a defined contribution plan where no liability remains for the Company.  As of 2008 year-end, the amount outstanding represented approximately 8.33% of a worker’s monthly salary (payable January next year), which was conservatively rounded up to 9%, as reported in the Form 20-F.

In respect of the other countries in Central America, the obligation to employees is also one month of salary per year of service. However, because there is no administrator/fiduciary of pension funds or a workers association, Gruma retains this liability. As of December 31, 2008 such liability amounted to Ps.18,701 (thousands of Mexican pesos).

L) Labor Obligations, page F-26

6.                                      We note from your disclosure you have obligations to employees after their employment.  Please tell us and disclose whether your U.S. GAAP reconciliation includes adjustments to your Mexican FRS for accounting prescribed by FAS 112 or otherwise advise.  Please clarify if your adoption of MFRS Bulletin D-3 related to post employment benefits, resulted in a transition obligation and if true, how you are accounting for the transition obligation under MFRS and U.S. GAAP.

Gruma provides its employees severance compensation as required by Mexican Labor Law (severance payment for each year of service is equal to 90 days of salary plus 20 days of salary for every year of services rendered in prior years in the event that  employees are terminated without justified cause). Starting January 1, 2005, Bulletin D-3 provided that severance payments should be accounted for in a similar manner as other retirement benefits and should be determined on the basis of actuarial calculations. The Company has applied an accounting policy substantially the same as what is required under FAS No. 112 and, determining the corresponding U.S. GAAP liability using actuarial calculations.

As of January 1, 2008 an amendment of Bulletin D-3 was issued.  The principal change adopted by the amendment required entities to immediately recognize in income actuarial gains and losses, as well as, past service cost.  Accordingly, the effect of the amendment resulted in a decrease in unamortized items (no transitional obligation arose).

For U.S. GAAP purposes no changes were made to the Company’s accounting policies.  The Company is amortizing actuarial gains and losses and past service cost over the expected remaining period of employees’ services. Within the reconciliation of net income included in Note 21 to the Financial Statements in the Form 20-F, a U.S. GAAP adjustment is included in the amount of Ps.14,679 (amount in thousands of Mexican pesos) in order to reverse the actuarial loss and past service cost recognized under Mexican FRS as a result of change mentioned in previous paragraph.

7.                                      Please also clarify if you have post-retirement obligations other than pensions that you account for under U.S. GAAP in accordance with FAS 106.  In this regard, it may be helpful to investors to provide separate disclosure, if material, of the amount of your obligations for post-employment obligations, pension obligations, and post-retirement obligations other than pensions.  Include as well, a discussion of the related guidance followed to account for these obligations under both MFRS and U.S. GAAP.

The Company informs the Staff that it does not provide post-retirement obligations other than pensions nor does the Company provide post-employment obligations other than severance payments, which are disclosed in Note 2 M) and Note 10 to the Financial Statements in the Form 20-F.

Controls and Procedures, page 105

(d) Changes in internal control over financial reporting, page 106

8.                                      We note your statement that “There has been no change in our internal control over financial reporting during 2008 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting, except as follows…”  Please revise your disclosure to state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during the period covered by your annual report that has materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.  In this regard, we do not believe the guidance in Item 15(d) of Form 20-F allows for such qualifying language in the disclosure.

The Company acknowledges the Staff’s comment, and in future filings will state without the use of qualifying language whether there were any changes to its internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

*                                         *                                         *

As requested, Gruma acknowledges the following:

•                                Gruma is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                Gruma may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

*                                         *                                         *

Gruma would appreciate receiving any further questions or comments that the Staff may have regarding this letter at the Staff’s earliest convenience. You should contact the undersigned at 011-5255-9177-0423 or Michael L. Fitzgerald at (212) 530-5224 of Milbank, Tweed, Hadley & McCloy LLP.

Sincerely yours,

/s/ Raul Alonso Pelaez Cano
Name: Raul Alonso Pelaez Cano
Title: Chief Financial Officer
Gruma, S.A.B. de C.V.